EXHIBIT 99.3

Intellipharmaceutics Announces Third Quarter 2013 Results

TORONTO, Oct. 1, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three and nine months ended August 31, 2013. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

The Company recorded a net loss for the three months ended August 31, 2013 of $2.0 million, or $0.10 per common share, compared with a net loss of $1.5 million, or $0.08 per common share, for the three months ended August 31, 2012. The net loss for the nine months ended August 31, 2013 was $5.2 million, or $0.27 per common share, compared with a net loss of $4.8 million, or $0.28 per common share, for the nine months ended August 31, 2012. The Company's increased net loss in the three months ended August 31, 2013, can be primarily attributed to the increase in fair value adjustment of derivative liability of $0.2 million compared to a decrease in fair value adjustment of derivative liability of $0.5 million in the comparable 2012 period. After adjusting for the fair value adjustment of derivative liability, the loss for the three months ended August 31, 2013 and 2012 were both $1.9 million and are discussed below.

Loss from operations for the three months ended August 31, 2013 was $1.7 million compared with $2.1 million for the three months ended August 31, 2012. Research and development expense for the three months ended August 31, 2013 decreased to $1.0 million compared to $1.3 million in the three months ended August 31, 2012. After adjusting for stock-based compensation expense, expenditures for research and development for the three months ended August 31, 2013 were lower by $0.2 million. Selling, general and administrative expenses for the three months ended August 31, 2013 were $0.6 million versus $0.7 million in the prior period. After adjusting for stock-based compensation expense, expenditures for selling, general and administrative expenses for the three months ended August 31, 2013 were lower by $0.1 million.

At August 31, 2013, Intellipharmaceutics' cash and cash equivalents totaled $2.4 million, compared with $0.5 million at November 30, 2012. The increase in cash during the three months ended August 31, 2013 is mainly due to the Company's underwritten public offering for gross proceeds of $3.1 million completed in July 2013.

For the three months ended August 31, 2013, net cash flows used in operating activities were $1.8 million compared to net cash flows used in operating activities for the three months ended August 31, 2012 of $1.6 million. The increase was due to the Generic Drug User Fee Amendments of 2012 foreign finished dosage form facility fee of $0.2 million paid in the quarter for the United States Food and Drug Administration's ("FDA") fiscal year 2013. For the three months ended August 31, 2013, net cash flows from financing activities of $2.6 million related to the Company's July 2013 public offering, discussed below.

Quarterly Corporate Highlights

  In July 2013, Intellipharmaceutics announced an update on its Rexista™ oxycodone development program. The results from physico-chemical tests to assess abuse-deterrent properties of its Rexista™ oxycodone suggested that intact, pulverized or microwaved product with or without various solvents and temperatures, will be difficult to extract through inhalation, injection, chewing or licking. Results of a successful Phase I clinical trial suggested that the technology in the Company's formulation of Rexista™ oxycodone does not interfere with the bioavailability of oxycodone as compared to OxyContin®.

  In July 2013, Intellipharmaceutics announced the closing of an underwritten public offering for gross proceeds of approximately $3.1 million at a price of $2.05 per unit. The Company sold units comprised of an aggregate of 1,500,000 common shares and warrants to purchase an additional 375,000 common shares. The warrants are exercisable for a term of five years and have an exercise price of $2.55 per common share. After placement agent fees and estimated offering expenses, the Company received net proceeds from the offering of approximately $2.5 million. Intellipharmaceutics intends to use the net proceeds for expenses related to bioequivalence studies and clinical trials for the advancement of product development, and for working capital, research and development and general corporate purposes.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of product candidates in various stages of development, including filings with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs, and market penetration. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intends," "could," or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the potential dilutive effects of any future financing, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies and product candidates as compared to others, our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates, the actual size of the potential markets for any of our product candidates compared to our market estimates, our selection and licensing of product candidates, our ability to attract distributors and collaborators with the ability to fund patent litigation and with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, the timing and amount of insurance reimbursement for our products, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, and the manufacturing capacity of third-party manufacturers that we may use for our products. Additional risks and uncertainties relating to the Company and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, as amended, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three and nine months ended August 31, 2013, will be accessible on Intellipharmaceutics' Website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	August 31,	November 30,
	2013	2012
	$	$
Assets
Current
Cash and cash equivalents	2,384,630	497,016
Accounts receivable	10,566	2,778
Investment tax credits	246,179	301,932
Prepaid expenses, sundry and other assets	141,560	137,449
	2,782,935	939,175

Property and equipment, net	1,330,358	1,535,703
	4,113,293	2,474,878

Liabilities
Current
Accounts payable	1,016,436	512,360
Accrued liabilities	120,936	224,797
Employee costs payable	499,519	663,222
Current portion of capital lease obligations	54,237	51,524
Due to related parties	755,114	783,717
	2,446,242	2,235,620

Convertible debenture	1,393,574	--
Capital lease obligations	2,221	46,242
Warrant liabilities	1,649,675	1,960,893
	5,491,712	4,242,755

Shareholders' deficiency
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
21,221,936 common shares	147,152	147,152
(2012 - 17,906,937)
Additional paid-in capital	33,661,081	28,409,665
Accumulated other comprehensive income (loss)	67,609	(240,010)
Accumulated deficit	(35,254,261)	(30,084,684)
	(1,378,419)	(1,767,877)
Contingencies
	4,113,293	2,474,878

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$

Revenue
Research and development	--	--	--	107,091
	--	--	--	107,091

Expenses
Research and development	1,004,966	1,279,401	3,276,788	4,381,249
Selling, general and administrative	590,679	732,615	2,176,567	2,705,425
Depreciation	108,257	128,890	301,343	266,325
	1,703,902	2,140,906	5,754,698	7,352,999

Loss from operations	(1,703,902)	(2,140,906)	(5,754,698)	(7,245,908)
Fair value adjustment of derivative liabilities	(162,062)	488,459	1,245,012	2,303,107
Financing expense	(54,789)	--	(111,615)	--
Net foreign exchange (loss) gain	(43,336)	207,644	(312,492)	218,459
Interest income	2,462	1,937	2,550	19,480
Interest expense	(86,156)	(15,372)	(238,334)	(47,738)
Net loss	(2,047,783)	(1,458,238)	(5,169,577)	(4,752,600)
Other comprehensive income (loss)
Foreign exchange translation adjustment	33,523	(198,096)	307,619	(315,300)
Comprehensive loss	(2,014,260)	(1,656,334)	(4,861,958)	(5,067,900)

Loss per common share, basic and diluted	(0.10)	(0.08)	(0.27)	(0.28)

Weighted average number of common
shares outstanding, basic and diluted	20,227,371	17,786,409	19,149,747	17,061,071

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows
(Stated in U.S. dollars)
	Three months ended		Nine months ended
	August 31, 2013	August 31, 2012	August 31, 2013	August 31, 2012
	$	$	$	$
Net loss	(2,047,783)	(1,458,238)	(5,169,577)	(4,752,600)
Items not affecting cash
Depreciation	108,257	128,890	301,343	266,325
Stock-based compensation	117,885	249,535	602,736	2,077,512
Deferred shared units	10,209	10,906	29,425	26,914
Interest accrual	26,175	11,637	48,058	34,048
Fair value adjustment of derivative liabilities	162,062	(488,459)	(1,245,012)	(2,303,107)
Unrealized foreign exchange loss	64,152	(119,622)	436,480	(129,077)
Changes operating assets & liabilities
Accounts receivable	(7,905)	(8,672)	(7,789)	(7,695)
Investment tax credits	205,008	204,908	40,022	41,673
Prepaid expenses, sundry assets and other assets	(2,909)	(76,946)	(9,463)	(221,633)
Accounts payable and accrued liabilities	(428,996)	(29,600)	(3,871)	(551,040)
Deferred revenue	--	--	--	(107,091)
Cash flows used in operating activities	(1,793,845)	(1,575,661)	(4,977,648)	(5,625,771)

Financing activities
Payments due related party	--	(33,715)	--	(33,715)
Repayment of capital lease obligations	(12,555)	(11,013)	(36,994)	(32,235)
Proceeds from convertible debenture	--	--	1,500,000	--
Proceeds from issuance of shares on exercise of warrants	--	125,000	--	187,500
Proceeds from issuance of shares and warrants	3,075,000	--	6,196,800	5,000,000
Share issuance cost	(443,154)	(193,204)	(665,462)	(703,625)
Cash flows provided from (used in) financing activities	2,619,291	(112,932)	6,994,344	4,417,925

Investing activity
Purchase of property and equipment	(17,935)	(369,590)	(119,122)	(746,167)
Cash flows used in investing activities	(17,935)	(369,590)	(119,122)	(746,167)

Effect of foreign exchange loss on
cash held in foreign currency	415	(4,955)	(9,960)	8,732

Increase (decrease) in cash and cash equivalents	807,926	(2,063,138)	1,887,614	(1,945,281)
Cash and cash equivalents, beginning of period	1,576,704	4,934,945	497,016	4,817,088
Cash and cash equivalents, end of period	2,384,630	2,871,807	2,384,630	2,871,807

Supplemental cash flow information
Interest paid	30,062	33,715	116,593	33,715
CONTACT: Shameze Rampertab
         Vice President Finance & CFO
         416-798-3001 x106
         investors@intellipharmaceutics.com

         30 Worcester Road
         Toronto, ON Canada M9W 5X2
         www.intellipharmaceutics.com